Exhibit 99.65

Aurinia Pharmaceuticals Inc.

NEWS RELEASE

AURINIA REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS

Victoria, British Columbia – May 15, 2014: Aurinia Pharmaceuticals Inc. (TSX-V:AUP) (“Aurinia” or the “Company”) has released its financial results for the first quarter ended March 31, 2014.

Recent Developments

On February 14, 2014, Aurinia announced that it had completed a US$52 million (C$57.48 million) private placement (the “Offering”) pursuant to which the Company issued 18,919,404 units (the “Units”) at a subscription price per Unit of US$2.7485 (C$3.038), each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant, exercisable for a period of five years from the date of issuance at an exercise price of US$3.2204 (C$3.56). All securities issued in connection with the Offering are subject to a four month hold period from the date of issuance in accordance with applicable securities law, which expires on June 15, 2014 for the securities issued at closing. The Offering was led by venBio, New Enterprise Associates (NEA), Redmile Group, RA Capital Management, Great Point Partners, and Apple Tree Partners, with participation from various other institutional investors, including existing shareholders Lumira Capital, ILJIN Life Science Co. Ltd. and Difference Capital.

Aurinia is using the net proceeds from the Offering primarily to advance the development of its lead drug candidate, voclosporin, as a therapy for lupus nephritis and for corporate and working capital purposes. The Company is actively engaged in the launch process of a Phase 2b clinical trial of the drug in lupus nephritis with first patient first visit expected in the second quarter of 2014.

On May 7, 2014 the Company held its Annual and Special Shareholders Meeting at which time the shareholders elected 7 directors to the Board; namely Messrs. Richard Glickman, Stephen Zaruby, Michael Martin, Kurt von Emster, Benjamin Rovinski, Daniel Park and Chris Kim for the following year.

Financial Results

Effective January 31, 2014, the Company changed its functional and presentation currency from the Canadian dollar (“CDN$”) to the United States dollar (“US$”). The change in presentation currency is to better reflect the Company’s business activities which are primarily denominated in US$ and to improve investors’ ability to compare the Company’s financial results with other publicly traded entities in the biotech industry. The Company has applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. The change in the functional currency was accounted for on a prospective basis. The Company recorded a translation adjustment loss of $605,000 in other comprehensive loss for the three months ended March 31, 2014 due to this change in the currency. All financial numbers therefore are presented in US$ unless otherwise stated.

For the first quarter ended March 31, 2014, the Company reported a consolidated net loss of $5.19 million or $0.24 per common share, as compared to a consolidated net loss of $786,000 or $0.20 per common share for the same period in 2013.

Revenue was $67,000 for the three months ended March 31, 2014, compared to $89,000 for the three months ended March 31, 2013.

Net research and development expenses increased to $1.04 million for the three months ended March 31, 2014, compared to $335,000 for the three months ended March 31, 2013 as a result of incurring costs related to pre-enrollment activities for the Phase 2b lupus nephritis trial in the first quarter of 2014. These set up activities included such items as drug packaging, labelling and distribution, protocol approvals, site selections, CRO selections and contracts. There were no similar activities underway for the comparable period in 2013.

Corporate, administration and business development expenses increased to $2.37 million for the first quarter of 2014, compared to $494,000 for the same period in 2013. The Company recorded non-cash stock compensation expense of $1.05 million related to the stock options granted in the first quarter of 2014 compared to $64,000 in 2013. In addition other corporate and administration expenses in the first quarter ended March 31, 2014 were higher due to financing and other corporate activities conducted in the quarter as the Company moved forward with its strategic plan. The Company incurred higher wages and benefits, director fees, travel expenses and professional fees for the three months ended March 31, 2014 compared to the same period in 2013.

The Company incurred restructuring costs of $569,000 for the first quarter of 2014. There was no similar item for the comparable period in 2013. These restructuring costs included stock compensation expense of $253,000 and severance and other expenses of $316,000.

Other expense (income) reflected a net expense of $899,000 for the first quarter ended March 31, 2014 compared to other income of $38,000 for the same period in 2013. The Company recorded a revaluation adjustment on long term contingent consideration to ILJIN of $533,000 and expensed $203,000 of share issue costs allocated on a pro-rata basis to the warrant liability arising from the February 14, 2014 private placement. There were no similar items for the comparable period in 2013. In addition, a foreign exchange loss of $144,000 for the three months ended March 31, 2014 was recorded compared to a foreign exchange loss of $3,000 in 2013.

For further discussion of the Company’s financial results for the three months ended March 31, 2014, the unaudited interim condensed consolidated financial statements and the Management’s Discussion and Analysis are accessible on Aurinia’s website at www.auriniapharma.com or on SEDAR at www.sedar.com.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel calcineurin inhibitor. Many members of Aurinia’s current leadership team are former senior managers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. In addition, Aurinia holds certain rights to exploit the ALMS database. More information is available at www.auriniapharma.com.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the ability of the Company to conduct clinical trials and to obtain the necessary regulatory approvals for its products.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the combined company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the combined company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For More Information:

Mr. Michael Martin Chief Operating Officer Aurinia Pharmaceuticals Inc. (250) 708-4272 (250) 744-2498 (fax) mmartin@auriniapharma.com	Mr. Dennis Bourgeault Chief Financial Officer Aurinia Pharmaceuticals Inc. 780-487-1600 (226) 780-484-4105 (fax) dbourgeault@auriniapharma.com

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive loss

(Unaudited)

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of U.S. dollars, except per share data)

	2014 $	2013 $
		(restated)
Revenue
Licensing revenue	30	58
Research and development revenue	25	28
Contract services	12	2

	67	88

Expenses
Research and development	1,040	335
Corporate and administration	2,373	494
Other expense (income)	899	(38)
Restructuring costs	569	—
Amortization of intangible assets	359	68
Amortization of property and equipment	10	14
Contract services	8	1

	5,258	874

Net loss for the period	(5,191)	(786)
Other comprehensive loss (income)
Item that will not be reclassified subsequently to income (loss)
Translation adjustment	(605)	45
Item that may be reclassified subsequently to income (loss)
Net change in fair value of investment	—	(175)

	(605)	(130)

Comprehensive loss for the period	(5,796)	(916)

Net loss per share (expressed in $ per share)
Basic and diluted net loss per common share	(0.24)	(0.20)